FILE No. 82-34957


06014836



THUNDER ENERGY TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

Dated March 10, 2006

TABLE OF CONTENTS


THUNDER
ENERGY
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ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
McfGE	1,000 cubic feet of gas equivalent on the basis of 6 McfGEs to 1 bbl of crude oil. McfGEs may be misleading, particularly if used in isolation. A McfGE conversion ratio of 6 McfGEs to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
McfGE/d	1,000 cubic feet equivalent per day
MMcfGE	1,000 McfGE
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade


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NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**gross**" means: (a) in relation to an issuer's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer; (b) in relation to wells, the total number of wells in which an issuer has an interest; and (c) in relation to properties, the total area of properties in which an issuer has an interest.

"**net**" means: (a) in relation to an issuer's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the its royalty interests in production or reserves; (b) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its gross wells; and (c) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.


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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Trust's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Annual Information Form. Certain other terms and abbreviations used herein, but not defined herein, are defined in NI 51-101 or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101 or the COGE Handbook.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated May 31 2005 between the Trustee and the Administrator, as successor to Thunder;

"**Administrator**" means Thunder Energy Inc., a corporation formed by the amalgamation under the ABCA of Thunder, Mustang, Forte and Thunder Acquisition Ltd. as a step to the Arrangement;

"**Administrator Note Indenture**" means the note indenture dated June 30, 2005 between the Administrator and Olympia Trust Company governing the issuance of the Administrator Notes;

"**Administrator Notes**" means the unsecured subordinated notes of the Administrator in the aggregate amount of $560,000,000.00 issued to the Trust in connection with the Arrangement;

"**Alberta Clipper**" means Alberta Clipper Energy Inc.;

"**Arrangement**" means the plan of arrangement under section 193 of the ABCA involving Thunder, Mustang, Forte, the Trust, Thunder Acquisition Ltd., Thunder Exchangeco Ltd., Alberta Clipper, Ember and Valiant which was completed on July 7, 2005;

"**Arrangement Circular**" means the joint information circular and proxy statement of Thunder, Mustang and Forte dated June 6, 2005 with respect to the Arrangement and related matters;

"**Board of Directors**" or "**Board**" means the board of directors of the Administrator or its successors;

"**Business Day**" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right collectively, as such terms are defined in the Exchangeable Share provisions;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**CRA**" means the Canada Revenue Agency;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of the Administrator for such purpose; provided, however, that if in the opinion of the board of directors of the Administrator the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of the Administrator, in good faith and in its sole discretion, and provided

further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**DRIP Plan**" means the Trust's premium distribution, distribution reinvestment and optional trust unit purchase plan;

"**Ember**" means Ember Resources Inc.;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at July 7, 2005 and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means series A exchangeable shares in the capital of the Administrator;

"**ExchangeCo**" means Thunder Exchangeco Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**Forte**" means Forte Resources Inc.;

"**GLJ**" means GLJ Petroleum Consultants;

"**GLJ Report**" means the independent engineering report dated February 23, 2006 prepared by GLJ effective December 31, 2005 respecting the oil and natural gas reserves of the Administrator;

"**Mustang**" means Mustang Resources Inc.;

"**NI 51-101**" means National Instrument - 51-101 Standards of Disclosure for Oil and Gas Activities;


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"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holder of the Special Voting Right by more than 50 percent of the votes cast in respect of the resolution by or on behalf of Unitholders and the holder of the Special Voting Right present in person or represented by proxy at the meeting;

"**Partnership**" means Thunder Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"**Permitted Investments**" means (i) loan advances to the Administrator, (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business, including shares of the Administrator;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5 percent of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔ percent of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust issuable under the Trust Indenture;

"**Support Agreement**" means the support agreement dated July 7, 2005 among the Trust, the Administrator and ExchangeCo concerning certain matters affecting the Exchangeable Shares;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"**Thunder**" means Thunder Energy Inc., a corporation amalgamated under the ABCA with Mustang, Forte and Thunder Acquisition Ltd. to form the Administrator as a step to the Arrangement;

"**Trust**" means Thunder Energy Trust, a trust formed pursuant to the laws of Alberta;

"**Trust Indenture**" means the amended and restated trust indenture dated June 30, 2005 between Olympia Trust Company and Thunder, pursuant to which the Trust is governed;

"**Trust Units**" means units of the Trust;

"**Trustee**" means Olympia Trust Company or its successor, as trustee of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**Unitholder**" means a holder of Trust Units;

"**Valiant**" means Valiant Energy Inc.;

"**Voting and Exchange Agreement Trustee**" means Olympia Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated July 7, 2005 among the Trust, the Administrator, ExchangeCo and the Voting and Exchange Agreement Trustee concerning certain matters affecting the Exchangeable Shares.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

NON-GAAP MEASURES

In this Annual Information Form and in the documents incorporated by reference into this Annual Information Form, the Trust uses the term "cash flow from operations", "cash flow from operations per unit" and "net backs" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow from operations" and "cash flow from operations per unit" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow from operations" a key measure of performance as it demonstrates the Trust's ability to generate the cash flow necessary to fund future distributions and capital investments. The Trust considers "net backs" a key measure as it indicates the relative performance of the crude oil and natural gas assets. Cash flow can not be assured and future distributions may vary. See "Risk Factors – Distributions".

THUNDER ENERGY TRUST

General

The Trust is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3.

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement.

Structure

The Trust is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of the Trust, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of the Trust; (iii) advising the Trust with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (ix) all matters relating to the redemption of Trust Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of the Trust and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for the Trust.

The Administrator owns all of the issued and outstanding shares of 832033 Alberta Ltd., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in the Partnership. The majority of the oil and natural gas assets of the Trust are held in the Partnership.

The Trust owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the Exchangeable Shares.

Where applicable, references to the business, assets and operations of the Trust made in this Annual Information Form should be considered by readers to refer to the business, assets and operations of the Trust and its subsidiaries on a consolidated basis.

The following diagram shows the simplified structure of the Trust as at the date hereof:


UNITHOLDERS
EXCHANGEABLE SHAREHOLDERS
DISTRIBUTIONS
TRUST UNITS
TRUST
EXCHANGEABLE SHARES
PAYMENTS UNDER ADMINISTRATOR NOTES
ADMINISTRATOR
CASHFLOW FROM OIL AND GAS ASSETS
832033 ALBERTA LTD.
THUNDER PARTNERSHIP

DEVELOPMENT OF THE BUSINESS OF THE TRUST

The Arrangement

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement. The Arrangement was conducted for the purposes of reorganizing the businesses of Thunder, Mustang and Forte into the Trust and three new exploration companies; namely, Alberta Clipper, Ember and Valiant. Prior to the Arrangement, each of Thunder, Mustang and Forte were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

The Arrangement had many steps, but the net effect of the Arrangement was as follows:

- the holders of common shares of Thunder exchanged each share they owned for:
    - 0.5 of a Trust Unit or, at the election of the holder, 0.5 of an Exchangeable Share;
    - 0.3333 of a common share of Alberta Clipper; and

- 0.3333 of a common share of Ember.

- the holders of class A shares of Mustang exchanged each share they owned for:

    - 0.55 of a Trust Unit or, at the election of the holder, 0.55 of an Exchangeable Share;
    - 0.3666 of a common share of Alberta Clipper; and
    - 0.0833 of a common share of Ember.

- the holders of common shares of Forte exchanged each share they owned for:

    - 0.175 of a Trust Unit or, at the election of the holder, 0.175 of an Exchangeable Share; and
    - 0.3333 of a common share of Valiant.

- certain exploration assets and undeveloped lands held by Thunder, Mustang and Forte prior to the Arrangement were transferred to Alberta Clipper, Ember and Valiant.

- Thunder, Mustang and Forte amalgamated with Thunder Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of the Trust.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. The Trust can not predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

DESCRIPTION OF THE BUSINESS OF THE TRUST

Business of the Trust

The Trust owns all of the issued and outstanding common shares of the Administrator. The Administrator, directly and through the Partnership, holds all of the assets held by Thunder, Mustang and Forte prior to the Arrangement, other than those assets transferred to Valiant, Ember and Alberta Clipper as part of the Arrangement. The Administrator has retained all of the liabilities of Thunder, Mustang and Forte, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by Thunder, Mustang and Forte prior to the Arrangement becoming effective.

The Trust's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute a portion of its available cash flow to Unitholders in monthly distributions. The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of central Alberta, western Alberta, northern Alberta, northeast British Columbia and the Foothills.

Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. The only income currently received by the Trust is from the interest received on the principal amount of the Administrator Notes. It is contemplated that the Trust may enter into a net profits interest agreement with the Partnership in the future,

which would result in the Partnership granting and setting over to the Trust the right to receive certain payments on petroleum and natural gas rights held by the Partnership from time to time. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to the Trust before the maturity of the Administrator Notes.

The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Administrator Notes and amounts representing the repayment of principal on the Administrator Notes and may, in the future, make distributions from income earned under any net profits agreement, after expenses, if any, and any cash redemptions of Trust Units.

It is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, generally being the last Business Day of each month. See "Record of Cash Distibutions".

Competition

The oil and natural gas industry is competitive in all its phases. The Trust competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Trust's competitors include resource companies which have greater financial resources, staff and facilities than those of the Trust. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. The Trust views its competitive position as being equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See under the heading "Industry Conditions - Environmental Regulation".

Personnel

As at December 31, 2005, the Administrator had 51 head office employees and 11 field employees.

DRIP Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan") for eligible Unitholders. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal

to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other oil and gas issuers of similar size. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, Saskatchewan and British Columbia oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (i.e. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada and United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee,

although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions will reduce the amount of Crown royalties paid by the Trust to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial, legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Trust is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Trust believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder and the Kyoto Protocol has come into force. Annex B parties to the Kyoto Protocol, including Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Trust's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gasses which may subject the Trust to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from the Trust's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Trust.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions. Those trusts with opportunities to economically replace production through internal development drilling should be in a favourable position relative to those more exposed to replacing production through acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2005 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers including trusts. The stronger Canadian dollar resulted in decreased revenues in 2005 for oil and natural gas producers on a per barrel basis, increasing pressure on the royalty trusts' ability to maintain current distribution levels.

OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, GLJ prepared the GLJ Report. The GLJ Report evaluated, as at December 31, 2005, the oil, NGL and natural gas reserves attributable to the properties held, directly or indirectly, by the Administrator. The Trust owns all of the outstanding common shares of the Administrator.

The tables below are a summary of the oil, NGL and natural gas reserves of the Trust, through its interests in the Administrator, and the net present value of future net revenue attributable to such reserves as evaluated in the GLJ Report, based on constant and forecast price and cost assumptions. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than such reports due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by GLJ represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of oil, NGL and natural gas reserves provided herein are estimates only and actual reserves may be greater than or less than the estimates provided herein.

The GLJ Report is based on certain factual data supplied by the Administrator and GLJ's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Administrator's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Administrator to GLJ. GLJ accepted this data as presented and neither title searches nor field inspections were conducted.

The Trust will be entitled to deduct from its income all amounts which are paid or payable by it to Unitholders in a given financial year. As a result, the Trust does not anticipate being liable for any material amount of income tax on income. Therefore, the net present values of future net revenue after income taxes will be the same as the net present values of future net revenue before income taxes presented in the tables below.

The Report on Reserves Data in form 51-101F2 prepared by GLJ and the Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51–101F3 of the Administrator are attached as Schedules "A" and "B" of this Annual Information Form, respectively.


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Summary of Oil and Gas Reserves – Constant Prices and Costs

	Gross Reserves				Net Reserves			
	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mbbls	MMcf	Mbbls	Mbbls	Mbbls	MMcf
Proved								
Developed Producing	5,882	215	642	58,188	5,200	209	438	47,089
Developed Non-Producing	291	0	929	32,124	246	0	677	25,719
Undeveloped	432	51	117	5,444	346	48	80	4,134
Total Proved	6,605	267	1,688	95,756	5,793	258	1,196	76,942
Probable	2,200	78	823	47,765	1,889	75	596	38,245
Total Proved plus Probable	8,805	345	2,511	143,521	7,681	333	1,792	115,187

Net Present Value of Future Net Revenue of Oil and Gas Reserves – Constant Prices and Costs

	Before Future Income Tax Expenses and Discounted at	
	0%	10%
	(M$)	(M$)
Proved		
Developed Producing	574,346	396,358
Developed Non-Producing	233,792	109,692
Undeveloped	44,237	25,349
Total Proved	852,376	531,400
Probable	374,619	171,265
Total Proved plus Probable	1,226,994	702,665

Additional Information Concerning Undiscounted Future Net Revenue – Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Develop-ment Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes
(Undiscounted)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Total Proved Reserves	1,477,814	273,948	312,412	25,568	13,510	852,376
Total Proved plus Probable	2,138,645	406,740	440,149	50,000	14,761	1,226,994


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Future Net Revenue by Production Group – Constant Prices and Costs

	Future Net Revenue Before Income Taxes and Discounted at 10%
	(M$)
Proved	
Light and Medium Crude Oil[1]	151,976
Heavy Oil[1]	4,209
Natural Gas[2]	375,215
Proved plus Probable	
Light and Medium Crude Oil[1]	195,373
Heavy Oil[1]	5,046
Natural Gas[2]	502,246

Notes:

(1) Including solution gas and other by-products.
(2) Including by-products, but excluding solution gas from oil wells.

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Gross Reserves				Net Reserves			
	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mbbls	MMcf	Mbbls	Mbbls	Mbbls	MMcf
Proved								
Developed Producing	5,575	214	625	55,293	4,912	208	428	44,595
Developed Non-Producing	283	0	927	31,836	238	0	676	25,462
Undeveloped	419	51	115	5,356	334	48	79	4,061
Total Proved	6,277	265	1,667	92,485	5,485	256	1,183	74,118
Probable	2,076	77	813	46,072	1,771	74	591	36,765
Total Proved plus Probable	8,353	342	2,481	138,557	7,256	329	1,774	110,883

Net Present Value of Future Net Revenue of Oil and Gas Reserves - Forecast Prices and Costs

	Before Future Income Tax Expenses and Discounted at				
	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)
Proved					
Developed Producing	447,726	378,185	331,974	293,523	272,901
Developed Non-Producing	186,948	116,410	87,497	71,642	61,423
Undeveloped	33,592	24,550	19,275	15,657	12,980
Total Proved	668,267	519,145	438,746	385,823	347,303
Probable	276,344	174,163	127,077	100,117	82,619
Total Proved plus Probable	944,611	693,308	565,823	485,940	429,922


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Additional Information Concerning Undiscounted Future Net Revenue – Forecast Prices and Costs

(Undiscounted)	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)
Total Proved Reserves	1,274,901	241,907	322,944	25,760	16,023	668,267
Total Proved plus Probable	1,833,698	354,232	465,707	50,785	18,364	944,611

Future Net Revenue by Production Group – Forecast Prices and Costs

	Future Net Revenue Before Income Taxes and Discounted at 10% (M$)
Proved	
Light and Medium Crude Oil[(1)]	127,070
Heavy Oil[(1)]	4,257
Natural Gas[(2)]	307,419
Proved plus Probable	
Light and Medium Crude Oil[(1)]	161,059
Heavy Oil[(1)]	5,076
Natural Gas[(2)]	399,698

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products, but excluding solution gas from oil wells.


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Pricing Assumptions – Constant Prices and Costs

GLJ employed the following pricing and exchange rate assumptions as of December 31, 2005 in estimating the above reserves data using constant prices and costs.

Natural Gas		Crude Oil		Natural Gas Liquids		
Henry Hub (US$/Mmbtu)	Plant Gate (CDN$/Mmbtu)	WTI Cushing Oklahoma 40° API (US$/Bbl)	Edmonton Par Price 40° API (CDN$/Bbl)	Pentanes Plus Edmonton (CDN$/Bbl)	Butanes Edmonton (CDN$/Bbl)	Exchange Rate ($US/$Cdn)
11.23	9.46	61.04	68.27	71.67	50.52	0.8577

Pricing Assumptions – Forecast Prices and Costs

GLJ employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating the above reserves data using forecast prices and costs. An inflation rate of 2% per year was applied for the life of the reserves.

Year	Natural Gas		Crude Oil		Natural Gas Liquids		
	Henry Hub (US$/Mmbtu)	Plant Gate (CDN$/Mmbtu)	WTI Cushing Oklahoma 40° API (US$/Bbl)	Edmonton Par Price 40° API (CDN$/Bbl)	Pentanes Plus Edmonton (CDN$/Bbl)	Butanes Edmonton (CDN$/Bbl)	Exchange Rate ($US/$Cdn)
2006	10.50	10.35	57.00	66.25	67.00	49.00	0.850
2007	8.75	9.00	55.00	64.00	65.25	47.25	0.850
2008	7.50	7.75	51.00	59.25	60.50	43.75	0.850
2009	7.00	7.25	48.00	55.75	56.75	41.25	0.850
2010	6.75	6.95	46.50	54.00	55.00	40.00	0.850
2011	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2012	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2013	6.65	6.80	46.00	53.25	54.25	39.50	0.850
2014	6.75	6.95	46.75	54.25	55.25	40.25	0.850
2015	6.90	7.15	47.75	55.50	56.50	41.00	0.850
2016	7.05	7.30	48.75	56.50	57.75	41.75	0.850
Thereafter	Escalate at 2 percent per year						0.850

RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Reconciliation of Net Reserves

The following tables set forth a reconciliation in the Administrator's net reserves (after payment of royalties) for the year ended December 31, 2005, derived from the GLJ Report using forecast prices and cost estimates, reconciled to the net reserves of Thunder at December 31, 2004. Thunder was one of the corporations that amalgamated with Mustang and Forte to create the Administrator as a step to the Arrangement and is considered by the Trust to be the predecessor of the Administrator. The reserves attributable to oil and gas properties acquired from Mustang and Forte pursuant to the Arrangement by means of the amalgamation of those corporations with Thunder are treated as

acquisitions in the tables below. The reserves attributable to oil and gas properties transferred by Thunder to Alberta Clipper and Ember pursuant to the Arrangement are treated as dispositions in the tables below.

	Light and Medium Crude Oil (Mbbls)	Heavy Crude Oil (Mbbls)	Natural Gas Liquids (Mbbls)	Natural Gas (MMcf)	BOE (MMBoe)
Proved					
Balance at Dec. 31, 2004	2,640	0	1,196	102,805	20,970
Drilling Extensions	185	0	34	2,187	583
Improved Recovery(1)	51	0	5	169	84
Technical Revisions	-689	0	-319	-21,718	-4,626
Discoveries	0	0	0	0	0
Acquisitions	4,033	272	400	14,397	7,104
Dispositions	-22	0	-71	-12,311	-2,145
Economic Factors	13	0	0	199	46
Production	-726	-16	-61	-11,610	-2,739
Balance at Dec. 31, 2005	5,485	256	1,183	74,118	19,277
Probable					
Balance at Dec. 31, 2004	719	0	466	46,380	8,915
Drilling Extensions	136	0	15	781	282
Improved Recovery(1)	54	0	4	127	79
Technical Revisions	-297	0	-9	-9,355	-1,866
Discoveries	0	0	0	0	0
Acquisitions	1,159	74	148	4,473	2,127
Dispositions	-5	0	-34	-5,747	-996
Economic Factors	4	0	1	105	22
Production	0	0	0	0	0
Balance at Dec. 31, 2005	1,771	74	591	36,765	8,563
Proved plus Probable					
Balance at Dec. 31, 2004	3,359	0	1,662	149,185	29,885
Drilling Extensions	321	0	49	2,968	865
Improved Recovery(1)	105	0	9	296	163
Technical Revisions	-986	0	-329	-31,073	-6,492
Discoveries	0	0	0	0	0
Acquisitions	5,193	346	548	18,870	9,231
Dispositions	-27	0	-105	-18,058	-3,141
Economic Factors	17	0	1	304	68
Production	-726	-16	-61	-11,610	-2,739
Balance at Dec. 31, 2005	7,256	329	1,774	110,883	27,840

Note:

(1) Amounts reported in this category consist entirely of amounts attributable to Infill Drilling, as defined in the COGE Handbook.

Reconciliation of Change in Net Present Values of Future Net Revenue

The following table sets forth a reconciliation of the net present value of future net revenue of the net proved reserves of the Administrator as at December 31, 2005, using constant price and cost estimates derived from the GLJ Report and discounted at 10%, reconciled to net present value of future net revenue of the net proved reserves of Thunder at December 31, 2004. Thunder was one of the corporations that amalgamated with Mustang and Forte to create the Administrator as a step to the Arrangement and is considered by the Trust to be the predecessor of the Administrator. The reserves attributable to oil and gas properties acquired from Mustang and Forte pursuant to the Arrangement by means of the amalgamation of those corporations with Thunder are treated as acquisitions in the tables below. The reserves attributable to oil and gas properties transferred by Thunder to Alberta Clipper and Ember pursuant to the Arrangement are treated as dispositions in the tables below.

Factor	(M$)
Estimated Future Net Revenue at December 31, 2004	339,947
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	-152,767
Net Change in Prices, Production Costs and Royalties Related to Future Production	217,238
Changes in Previously Estimated Development Costs Incurred During the Period	80,482
Changes in Estimated Future Development Costs	-55,727
Net Change Resulting from Extensions and Improved Recovery	20964
Net Change Resulting from Discoveries	0
Changes Resulting from Acquisitions of Reserves	218,040
Changes Resulting from Dispositions of Reserves	-51,296
Net Change Resulting from Revisions in Quantity Estimates (Technical Revisions)	-104,841
Accretion of Discount	33,995
Net Change in Income Taxes	0
Other Significant Factors	-14,635
Estimated Future Net Revenue at December 31, 2005	531,400

UNDEVELOPED RESERVES

The following discussion generally describes the basis on which the Trust attributes Proved and Probable Undeveloped Reserves and its anticipated plans for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from gathering systems. In addition, such reserves may relate to planned infill drilling locations. The majority of these reserves are planned to be on stream within a two year timeframe.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The majority of these reserves are planned to be on stream within a two year timeframe.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

FUTURE DEVELOPMENT COSTS

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
	(M$)	(M$)	(M$)
2006	22,474	22,474	33,745
2007	2,188	2,232	3,316
2008	275	286	12,130
2009	47	50	421
2010	50	54	139
Remaining Years	534	674	1,034
Total Undiscounted	25,568	25,760	50,785
Total Discounted at 10% per year	23,801	23,893	45,353

The Trust has three sources of funding available to finance its capital expenditure program: internally generated cash flow from operations, debt financing, when appropriate, and new issues of Trust Units, if available on favourable terms. The Trust expects to fund the above future development costs primarily through internally generated cash-flow and, to a much lesser extent, debt. The cost of the debt component for funding future development costs is expected to be minimal and to not materially impact the disclosed reserves or future net revenue.

OIL AND GAS PROPERTIES

The following is a description of the major oil and natural gas properties in which the Administrator has an interest as at the date of this Annual Information Form.

Rosalind, Alberta

The Rosalind properties are located approximately 140 kilometres southeast of the City of Edmonton. This area has multi-zone potential for oil and natural gas from as many as seven pay zones. The Administrator's assets include an average working interest of 69% in 112,808 (78,256 net) acres of land in this area. There are 50 (49.0 net) producing oil wells, 131 (124.4 net) producing natural gas wells, 10 (10 net) non-producing oil wells, 71 (69.5 net) non-producing gas wells, an average 96% working interest in two natural gas plants, and a 100% working interest in two oil batteries in this area. The Administrator is the operator of the natural gas plants and the oil batteries.

During the year ended December 31, 2005, a total of 9 (7.5 net) wells were drilled in the Rosalind area at depths ranging from 436 to 1,200 metres, resulting in 5 (4 net) natural gas wells and 1 (1 net) oil well.

Planned exploration and development activity in the Rosalind area for 2006 includes the drilling of an additional 12 (7.3 net) natural gas wells.

Manola, Alberta

The Manola properties are located approximately 150 kilometres northwest of the City of Edmonton. The Administrator's assets include an average working interest of 64% in 116,960 (75,127 net) acres of land in this area. There are 21 (19.9 net) producing oil wells, 47 (34.1 net) producing natural gas wells, 6 (6 net) non-producing oil wells, 41 (39.5 net) non-producing gas wells and a 100% working interest in one oil battery in this area. The Administrator is the operator of the oil battery.

During the year ended December 31, 2005, a total of 14 (9.8 net) wells were drilled in the Manola area at depths of approximately 1,100 metres, resulting in 6 (4.5 net) natural gas wells.

Planned exploration and development activity in the Manola area for 2006 includes the drilling of 14 (9.0 net) natural gas wells.

Fenn Big Valley, Alberta

The Fenn Big Valley properties are located approximately 160 kilometres northeast of the City of Calgary. The Administrator's assets include an average working interest of 92% in 57,976 (53,080 net) acres of land in this area. There are 66 (60.8 net) producing natural gas wells, 8 (6.8 net) producing oil wells, 3 (3 net) non-producing oil wells and 38 (37.5 net) non-producing gas wells in this area. The Administrator has a 68% interest in a 12 Mmcf/d natural gas plant and interests in a gathering system that covers five townships in the area. The Administrator is the operator of the natural gas plant and the gathering system.

During the year ended December 31, 2005, a total of 38 (37 net) wells were drilled in the Fenn Big Valley area at depths ranging from 351 to 1,260 metres, resulting in 19 (19 net) natural gas wells.

Planned exploration and development activity in the Fenn Big Valley area for 2006 includes the drilling of 30 (30 net) natural gas wells.

Matziwin, Alberta

The Matziwin properties are located approximately 180 kilometres east of the City of Calgary. The Administrator's assets include an average working interest of 72% in 37,914 (27,456 net) acres of land in this area. There are 26 (22.9 net) producing oil wells, 55 (47.2 net) producing natural gas wells, 4 (4 net) non-producing oil wells, and 13 (12 net) non-producing gas wells in this area. The Administrator has an 80% interest in one natural gas plant and a 100% interest in one oil battery. The Administrator is the operator of the natural gas plant and the oil battery.

During the year ended December 31, 2005, a total of 5 (4 net) wells were drilled in the Matziwin area at depths of approximately 1,040 metres, resulting in 3 (3 net) oil wells.

Planned exploration and development activity in the Matziwin area for 2006 includes the drilling of 4 (3 net) natural gas wells.

Whiskey Creek, Alberta

The Whiskey Creek area is located approximately 20 kilometres southwest of the City of Calgary. The Administrator's assets include an average working interest of 70% in 4,478 (3,163 net) acres of land in this area. There are 1 (0.6 net) producing natural gas wells in this area, 2 (1.2 net) gas wells that are shut-in but capable of production, and 2 (1.2 net) shut-in gas wells. The Administrator has a 48% working interest in the related 28 kilometer Priddis Millarville Gas Pipeline. The Administrator is the operator of all the wells and the pipeline.

Production from the Whiskey Creek property was restricted from the second quarter of 2003 until September, 2005 due to plant processing limitations at the Quirk Creek Gas Plant, operated by Imperial Oil Limited. A long-term processing agreement with the operator of the Quirk Creek Gas Plant is now in place.

Laprise, British Columbia

The Laprise properties are located approximately 100 kilometres north of the city of Fort St. John. The Administrator's assets include an average working interest of 43% in 18,711 (8,009 net) acres of land in this area. There are 14 (10.9 net) producing natural gas wells, 3 (1.2 net) producing oils wells and 10 (7.6 net) non-producing natural gas wells in this area. The Administrator's assets also include a 75% working interest in 18 kilometers of sour gas gathering pipelines, a 75% working interest in 6 kilometers of sweet gas gathering pipelines and a 75% working interest in one sour compression and dehydration facility. Natural gas is delivered to the Duke Gathering System with firm transportation and processing.

During the year ended December 31, 2005, a total of 7 (3.9 net) wells were drilled in the Laprise area at depths of approximately 1,419 to 1,940 metres, resulting in 4 (2.7 net) natural gas wells and 2 (0.5 net) oil wells.

Planned exploration and development activity in the Laprise area for 2006 includes the drilling of 2 (1.5 net) natural gas wells.

Sylvan Lake / Medicine River, Alberta

The Sylvan Lake / Medicine River properties are located approximately 35 kilometers east of the City of Red Deer, Alberta. The Administrator's assets include an average working interest of 45% in 16,554 (7,377 net) acres of land in this area. There are 49 (25.6 net) producing oil wells, 4 (2.6 net) producing gas wells, 3 (2.3 net) non-producing gas wells, and 14 (10.6 net) non-producing oil wells on the properties. The Administrator has a 80% working interest in a newly acquired sour oil facility and a 40% working interest in an oil battery, both of which are operated by the Administrator.

During the year ended December 31, 2005, 7 (2.2 net) wells were drilled in this area, resulting in 4 (1.1 net) oil wells, 2 (0.5 net) gas wells and 1 (0.7 net) suspended well.

Planned exploration and development activity in the Sylvan Lake / Medicine River area for 2006 includes the drilling of an additional 7 (4.1 net) oil wells.

Clive, Alberta

The Clive properties are located approximately 35 kilometres northeast of the City of Red Deer. The Administrator's assets include an average working interest of 73% in 13,516 (9,918 net) acres of land in this area. There are 66 (50.6 net) producing shallow gas and coal bed methane wells and 11 (9 net) non-producing wells on the properties. The Administrator has a 100% working interest in compression and processing facilities. The Administrator operates the facilities. The facilities generate revenue from processing third party volumes.

During the year ended December 31, 2005, 2 gross (0.4 net) wells were drilled in this area resulting in 2 (0.4 net) coal bed methane wells.

Planned exploration and development activity in the Clive area for 2006 includes the drilling of an additional 8 (3.9 net) coal bed methane wells.

Redwater, Alberta

The Redwater properties are located in central Alberta approximately 20 kilometres east of Edmonton. The Administrator's assets include an average working interest of 23% in 2,868 (673 net) acres of land in this area. There are 17 (7.4 net) producing oil wells, 1 (1 net) producing gas wells, 1 (0.4 net) disposal well and 2 (1.0 net) non-producing oil wells in this area. The Administrator has a 30% working interest in a central oil treating and gas compression facility and various working interests in oil and gas flow lines connecting wells to the central treating facility. Solution gas is delivered into a third party gathering system and transported to a gas plant for custom processing.

During the year ended December 31, 2005, 5 (2.3 net) wells were drilled in the Redwater area, resulting in 5 (2.3 net) oil wells.

Planned exploration and development activity in the Redwater area for 2006 includes the drilling of an additional 2 (1.0 net) oil wells.

Greater Red Earth, Alberta

The Greater Red Earth properties are located approximately 350 kilometres north of the City of Edmonton. The Administrator's assets include an average working interest of 42% in 64,796 (26,907 net) acres of land in this area. There are 79 (48.1 net) producing oil wells, 20 (5.4 net) producing gas wells, 47 (37 net) non-producing oil wells and 14 (9 net) water disposal wells in this area. The Administrator has an 84% working interest in four central oil batteries and operates these facilities.

No wells were drilled in the Greater Red Earth area during the year ended December 31, 2005.

There is no planned exploration and development activity in the Greater Red Earth area for 2006.

SE Saskatchewan

The SE Saskatchewan properties are all located within 150 kilometers of Estevan, Saskatchewan. The Administrator's assets include an average working interest of 45% in 8,186 (3,722 net) acres of land in this area. There are 22 (14.3 net) producing oil wells, 12 (7.4 net) non-producing wells and 2 (1.7 net) water disposal wells in this area. The Administrator has a 96% working interest in three oil batteries and oil flow-lines.

No wells were drilled in the SE Saskatchewan area during the year ended December 31, 2005.

Planned exploration and development activity in the SE Saskatchewan area for 2006 includes the drilling of an additional 8 (7.2 net) oil wells.

OIL AND GAS WELLS

The following table sets forth the number and status of wells, effective December 31, 2005, in which the Administrator has a working interest.

	Producing Wells				Non-Producing Wells			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	324	222	428	347	117	91	183	174
British Columbia	3	1	18	13	0	0	11	8
Saskatchewan	22	15	3	2	12	7	3	2
Total	349	238	449	362	129	98	197	184

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table summarizes the gross and net acres of unproved properties, effective December 31, 2005, in which the Administrator has an interest and also the number of net acres for which the Administrator's right to explore, develop or exploit will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
Alberta	315,184	149,570	25,166
Saskatchewan	16,953	7,095	2,789
British Columbia	19,326	6,503	5,072
Total	351,463	163,168	33,027


THUNDER
ENERGY
TRUST

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the gross and net exploratory and development wells drilled on the Administrator's properties during the year ended December 31, 2005.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	1	0.09	16.0	10.13
Natural Gas	15	9.95	41.0	32.95
Dry	2	1.50	22.0	12.50
Total:	18	11.54	79.0	55.58

HEDGING

The Administrator, as the successor to Forte, assumed certain hedging arrangements to which Forte was subject prior to the Arrangement. Forte's hedging arrangements are described in Note 4 to Forte's unaudited comparative consolidated financial statements as at and for the three months ended March 31, 2005, which are incorporated herein by reference. This document may be accessed in Forte's profile on SEDAR at www.sedar.com.

As with all trusts, the Trust has limited control over fluctuations in the price of oil and gas. To mitigate the effects of changes in commodity prices, the Administrator implemented a hedging strategy in early 2006. This strategy will not be used to speculate on future prices, but it will be used to help stabilize cash flow, thereby protecting the near term capital expenditure budget and cash distributions to Unitholders. As of the date hereof, the following hedges are in place:

Natural Gas

Contract Type	Volume	Pricing Point	Strike Price per GJ	Term
Costless Collar	15,000 GJ/d	AECO	CDN \$6.00 to \$6.50	April 1/06 to Oct. 31/06
Costless Collar	10,000 GJ/d	AECO	CDN \$8.00 to \$10.00	Nov. 1/06 to March 31/07

Crude Oil

Contract Type	Volume	Pricing Point	Strike Price per Bbl	Term
Costless Collar	2,400 bbls/d	WTI NYMEX	US \$61.00 to \$64.40	April 1/06 to June 30/06
Costless Collar	2,400 bbls/d	WTI NYMEX	US \$61.00 to \$67.50	July 1/06 to Sept. 30/06

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

The Administrator typically estimates well abandonment costs area by area. Such costs are included for wells assigned reserves in the GLJ Report as deductions in arriving at future net revenue.

The expected total abandonment costs, net of estimated salvage value, included in the GLJ Report for 530.1 net wells under the proved and probable reserves category is $16,023,000 undiscounted ($7,859,000 discounted at 10%), of which a total of $3,292,000 is estimated to be incurred in 2006, 2007 and 2008. This estimate does not include expected reclamation costs for surface leases of $20,541,375 (undiscounted) using the EUB estimate of $38,750 per wellsite for these wells. GLJ has not included abandonment costs for wells where they have not assigned proven or probable reserves.

The Trust will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

TAX HORIZON

The Trust will not be taxable provided all income is otherwise paid or payable to Unitholders every year.

COSTS INCURRED

The following table summarizes capital expenditures (net of incentives and net of certain proceeds) incurred for the year ended December 31, 2005 with respect to the Administrator's properties.

	Property Acquisition Costs			
	Proved Properties	Unproved Properties	Exploration Costs	Development Costs
Total (M$)	0	4,244	4,881	80,482

PRODUCTION ESTIMATES

The following table discloses for each product type the total working interest volume of production estimated by GLJ for 2006 in the estimates of future net revenue from proved reserves disclosed above under the heading "Oil and Natural Gas Reserves".

	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Alberta	3,136	102	36,431	475	9,785	90
British Columbia	0	0	4,160	50	743	7
Saskatchewan	315	0	178	0	345	3
Estimated Total Production	3,451	102	40,771	525	10,873	100

The following table discloses by field the total working interest volume of production estimated by GLJ for 2006 in the estimates of future net revenue from proved reserves disclosed above under the heading "Oil and Natural Gas Reserves".

	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Rosalind	361	0	6,407	28	1,456	13
Manola	148	0	6,105	14	1,179	11
Fenn Big Valley	122	0	6,693	0	1,237	11
Laprise	0	0	3,447	42	616	6
Whiskey Creek	0	0	1,919	92	412	4
Sylvan Lake / Medicine River	1,148	0	3,545	214	1,953	18
Clive	1	0	3,475	2	581	5
Redwater	357	0	190	0	389	4
Greater Red Earth	654	0	106	0	672	6
Matzwin	176	0	4,093	16	875	8
S.E. Saskatchewan	313	0	0	0	313	3
Other	172	102	4,791	117	1,190	11
Estimated Total Production	3,451	102	40,771	525	10,873	100

PRODUCTION HISTORY

The following table discloses, on a quarterly basis for the year ended December 31, 2005, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the Trust's properties.

Average Daily Production Volume

	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Natural gas (Mcf/d)	38,174	37,978	44,680	40,489
Light and Medium Crude Oil (Bbls/d)	997	1,018	3,751	3,784
Heavy Crude Oil (Bbls/d)	-	-	82	98
NGL (Bbls/d)	148	173	295	430
Total (BOE/d)	7,508	7,520	11,574	11,060

Prices Received, Royalties Paid, Production Costs and Netback – Crude Oil and NGLs

($ per Bbl)	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Prices Received	45.76	45.74	71.86	61.10
Royalties Paid	(4.33)	(5.87)	(15.26)	(10.79)
Production Costs	(7.63)	(7.04)	(8.35)	(7.95)
Netback(1)	33.80	32.83	48.26	42.36

Note:

(1) Netback is calculated by deducting royalties paid and production costs from prices received.

Prices Received, Royalties Paid, Production Costs and Netback – Natural Gas

($ per Mcf)	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Prices Received	6.49	7.05	9.64	11.00
Royalties Paid	(1.25)	(0.97)	(1.72)	(2.18)
Production Costs	(1.32)	(1.35)	(1.43)	(1.81)
Netback(1)	3.92	4.73	6.48	7.01

Note:

(1) Netback is calculated by deducting royalties paid and production costs from prices received.

Production Volume by Field

The following table indicates the average daily production from the important fields comprising the Trust's properties for the year ended December 31, 2005.

Field	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Rosalind	748	-	7,661	31	1,786	18.9
Manola	164	-	7,819	18	1,485	15.7
Matziwin	177	-	4,774	18	990	10.5
Fenn Big Valley	138	-	6,951	-	1,296	13.7
Laprise	17	-	5,698	61	1,028	10.9
Whiskey Creek	-	-	219	10	47	0.5
Sylvan Lake/Medicine River	615	-	1,416	66	917	9.7
Clive	-	-	2,104	3	354	3.8
Redwater	213	-	99	-	229	2.4
Greater Red Earth	354	-	235	1	391	4.1
SE Saskatchewan	186	-	92	-	201	2.1
Other	61	45	3,280	53	705	7.5
Total	2,399	45	40,348	261	9,429	

ADDITIONAL INFORMATION CONCERNING THE TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit will entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding–up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable subject to compliance with applicable securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below).

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from the Administrator and the ability of the Administrator to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Administrator or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of every person who received Exchangeable Shares pursuant to the Arrangement. See "Voting and Exchange Trust Agreement - Voting Rights" below.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.

If any portion or all of the Trust's assets should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of the Administrator, other than the Trust, or contrary to the terms of the Administrator Notes or the subordination provisions of the Administrator Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations described above shall not apply to any judgment rendered in respect of a distribution made contrary to such Subordination Agreements or provisions, provided that the liability of a Unitholder in respect of any such judgment shall be limited to the amount of such contrary distribution, and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. If, notwithstanding this, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, the Administrator or the Unitholder shall be entitled to indemnity and reimbursement out of the assets of the Trust to the full extent of such liability. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of the Administrator, may determine.

The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Administrator may determine.

Cash Distributions

The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust, including income earned from interest income on the Administrator Notes, repayments of principal on the Administrator Notes, income generated under any future net profits agreement and income from any dividends paid on the common shares of the Administrator, less all expenses and liabilities of the Trust which have been incurred or may reasonably be expected to be incurred and are chargeable to the net income of the Trust.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90 percent of the market price (as calculated pursuant to the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately prior to the date on which the Trust Units are tendered to the Trust for redemption, unless the Trust Units are tendered for redemption before the Trust Units have been quoted for trading for 10 trading days following listing, in which case the 10 trading period shall commence on the date of such listing; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $50,000; provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month by the Trust either distributing promissory notes, with the terms provided for in the Trust Indenture, or other property of the Trust having an aggregate principal amount or value equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption. In the case of any Unitholder whose Trust Units are to be redeemed and which is a trust or plan governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or registered pension plan (collectively, a "Plan"), it shall be entitled to elect, either in the notice requiring the Trust to redeem the Trust Units or in another instrument delivered to the Trust any time prior to payment of the in specie Market Redemption Price, to request that the Trust make payment by the distribution of property that would be a "qualified investment" to the Plan within the meaning of the Tax Act.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Administrator considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90 percent of the fair market value thereof as determined by the Administrator as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Promissory notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes. Such notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non–Resident Trust Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Under certain proposed amendments, the Trust will cease to qualify as a mutual fund trust at the time that Trust Units having more than 50% of the fair market value of all issued Trust Units are held by one or more Non-Residents. In December, 2004, however, the Minister of Finance (Canada) announced that these proposed amendments were not being included in draft legislation and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds.

Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non–Residents. The Trust Indenture provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units then outstanding and the Trustee shall inform the transfer agent of the Trust Units (the "Transfer Agent") of this restriction. To monitor compliance with this requirement, the Administrator may require the Trustee or Transfer Agent to obtain declarations as to the jurisdictions in which beneficial owners of Trust Units are resident.

If the Administrator becomes aware that the beneficial owners of 40% or more of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Administrator will advise the Trustee and may make a public announcement thereof and may require the Trustee to refuse to accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content specified by the Administrator, that the person is not a Non-Resident. The Administrator may require the Trustee to refuse to make payment of any distributable cash of the Trust to a person until the person provides a declaration with respect to that person's residency.

If, notwithstanding the foregoing, the Administrator determines that 49% or more of the Trust Units are held by Non-Residents, the Administrator may require the Trustee, in the manner specified by the Administrator, to send a notice to Non-Resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Administrator may consider equitable and practicable, requiring such Non-Resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee and the Administrator with satisfactory evidence that they are not Non-Residents within such

period, the Administrator may require the Trustee on behalf of such Unitholders to sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. Notwithstanding the foregoing, the Trustee, upon direction of the Administrator, may take such other action as specified by the Administrator to ensure compliance with the Tax Act. No liability shall accrue to the Trust or the Trustee if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding–up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Administrator and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20 percent of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90 percent of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Olympia Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of the Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by a Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the outstanding Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound–up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust pro rata among the Unitholders.

Exercise of Voting Rights Attached to Shares of the Administrator

Except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders, the Trust Indenture prohibits the Trustee from voting the shares of the Administrator with respect to: (i) the election of directors of the Administrator; (ii) the appointment of auditors of the Administrator; or (iii) the approval of the Administrator's financial statements.

Without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose, the Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Administrator, except in conjunction with an internal reorganization of the direct or indirect assets of the Administrator as a result of which either the Administrator or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Administrator with any other corporation, or any amalgamation, merger or transaction, as the case may be, of the Administrator with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Administrator except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Administrator to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Administrator to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Administrator's shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of exchangeable shares.

THE ADMINISTRATOR SHARE CAPITAL

The Administrator is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Exchangeable Shares have been designated. The Trust is the sole holder of the issued and outstanding common shares of the Administrator. The Trust is also the sole holder of the Administrator Notes.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Administrator and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of the Administrator and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of the Administrator upon the liquidation, dissolution, bankruptcy or winding–up of the Administrator or other distribution of its assets among its shareholders for the purpose of winding–up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement.

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units.

Holders of Exchangeable Shares will not receive cash distributions from the Trust or the Administrator in respect of Distributions on Trust Units. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend by the then–prevailing Current Market Price of a Trust Unit.

Restrictions on Transfer

The Exchangeable Shares are not transferable, except pursuant to the Call Rights, and the certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors of the Administrator to that effect.

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of the Administrator and prior to any common shares of the Administrator and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding–up of the Administrator.

Dividends

Holders of Exchangeable Shares, in priority to the common shares and any other class of shares of the Administrator ranking junior to the Exchangeable Shares with respect to the payment of dividends, are entitled to receive cumulative preferential cash dividends if, as and when declared by the board of directors of the Administrator in its sole discretion, from time to time, out of the money, assets or property of the Administrator properly applicable to the payment of dividends (which may include Trust Units). Such dividends, in the amounts set out in the Exchangeable Share provisions, whether declared or not, shall accrue and be cumulative.

Certain Restrictions

The Administrator will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Administrator ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

(d) issue any shares, other than Exchangeable Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of the Administrator in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Administrator

In the event of the liquidation, dissolution or winding–up of the Administrator or any other distribution of the assets of the Administrator among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from the Administrator, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the

exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event, or if the Trust and ExchangeCo are entitled to exercise any Call Right, but elect not exercise such Call Right, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement – Optional Exchange Rights".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding–up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of the Trust or the Administrator receiving notice of and the Trust or the Administrator otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Administrator to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date (as defined below) by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Administrator delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to the Administrator or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the date that is three Business Days after the date on which the Administrator or the transfer agent receives the retraction notice (the "Retraction Date"), provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same

date as such Distribution Payment Date and further provided that the Administrator may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares.

When a holder requests the Administrator to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Administrator to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, which payment of the Retraction Price shall be satisfied in full by the Administrator delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Exchangeable Share presented and surrendered by the holder. At the time of a Retraction Request by a holder of Exchangeable Shares, the Administrator will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Administrator on or before 4:30 p.m. (Calgary time) on the date of notification as to whether the Retraction Call Right will be exercised.

A holder may revoke his or her Retraction Request at any time prior to the close of business on the last Business Day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Administrator. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Administrator to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Administrator, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement – Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Administrator is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Administrator will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Administrator will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement – Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right (as defined below) of the Trust and ExchangeCo, the Administrator:

(a) will, on the fifth anniversary of the effective date of the Arrangement, subject to extension of such date by the board of directors of the Administrator (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares;

(b) may, on the second anniversary of the effective date of the Arrangement (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date (an "Annual Redemption"); and

(d) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 2,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively

with the Automatic Redemption Date, optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares;

in each case for a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Redemption Date by the Current Market Price of a Unit on the last Business Day prior to the Redemption Date (the "Redemption Price"), such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Administrator delivering or causing to be delivered, at the election of the Administrator, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price.

The Administrator will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Administrator.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Administrator on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to, in the case of any redemption other than an Annual Redemption, purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder or to, in the case of an Annual Redemption, purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or ExchangeCo is exercising such right to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the party exercising the Redemption Call Right delivering or causing to be delivered to such holder, at the election of the exercising party, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price. If either the Trust or ExchangeCo exercises the Redemption Call Right, then The Administrator's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Administrator or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement – Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast

thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share provisions, the Administrator will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Administrator, the Trust or ExchangeCo to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to Olympia Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders. The Voting and Exchange Trust Agreement Trustee will also make copies of all such materials available for inspection by Trust Unitholder at the trustee's principal transfer office in the City of Calgary.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative

changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and the Administrator are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right,

a holder of Exchangeable Shares will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise the Optional Exchange Right (as defined above under the heading "The Administrator Share Capital – Exchangeable Shares - Retraction of Exchangeable Shares by Holders and Retraction Call Right") with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder for a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the closing of the purchase and sale of the Exchangeable Share pursuant to the Optional Exchange Right by the Current Market Price of a Trust Unit on such date. Payment of such price shall be satisfied in full by the Trust or ExchangeCo, as applicable, delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the closing of the purchase and sale of the Exchangeable Share pursuant to the Optional Exchange Right.

Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Administrator, the Trust or ExchangeCo will give notice thereof to the Voting and Exchange Trust Agreement Trustee. As soon as practicable thereafter, the Voting and Exchange Trust Agreement Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

If, as a result of solvency provisions of applicable law, the Administrator is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust has agreed that, the Trust will not:

(a) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust

Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units: (A) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units); (B) evidences of indebtedness of the Trust; or (C) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units,

unless, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares or it has received the prior written approval of the Administrator and the approval of the holders of the Exchangeable Shares at a meeting of holders of Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50 percent of all of the issued and outstanding voting securities of the Administrator, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Administrator and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust has agreed to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust has agreed to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

DIRECTORS AND OFFICERS OF THE ADMINISTRATOR

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the directors and officers of the Administrator are as follows

Name and Residence	Position with Administrator	Principal Occupation During Previous Five Years
Douglas A. Dafoe Calgary, Alberta	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Ember Resources Inc. since July, 2005. President of Thunder Energy Inc. from October, 1995 until July, 2005.
Colin D. Boyer Calgary, Alberta	Director	President, Birchill Resources Partnership, an oil and gas partnership.
John M. Clark Toronto, Ontario	Director	President of Investments and Technical Management Corp., a private company that invests in public and private companies.
Thomas J. MacKay Calgary, Alberta	Director	Chairman and Chief Executive Officer of Valiant since July, 2005. Chairman and Chief Executive Officer of Forte from June 2001 to July, 2005. From 1997 to April 2001, Chairman and Chief Executive Officer of Forte Energy Ltd.
Patrick Mills Calgary, Alberta	Director	President and Chief Executive Officer of Pegasus Oil & Gas Inc since December, 2005. From June, 2002 to July, 2005, Vice-President, Engineering and Operations of Mustang. From February, 2001 to April, 2002, Staff Engineer at ARC Resources Ltd.
James M. Pasieka Calgary, Alberta	Director	Partner with Heenan Blaikie LLP, a national law firm since October, 2001. From January, 2000 to September, 2001, Vice-President, Corporate Development-Venture Capital with Cavendish Investing Ltd., a private investment company.
J.W. (Jack) Peltier Calgary, Alberta	Director	President, Ipperwash Resources Ltd., a company engaged in oil and gas exploration and production, investments, oil and gas consulting and management services and portfolio investments.
Richard A.M. Todd Calgary, Alberta	Director	President and Chief Executive Officer of Todd Properties Inc. From January, 2002, to July, 2005, President and Chief Executive Officer of Mustang. Independent Businessman during 2000 and 2001.

Name and Residence	Position with Administrator	Principal Occupation During Previous Five Years
Stuart J. Keck Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Administrator since August, 2005. Prior thereto, from January 2001 appointed to Centrica Canada Limited/Direct Energy Marketing Limited as Vice President, Engineering and Geology, Vice President Mergers and Acquisitions (Upstream Gas) and President of subsidiary companies.
Brent T. Kirkby Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of the Administrator. Vice-President, Finance and Chief Financial Officer of Thunder Energy Inc. prior to the Arrangement.
Steven R. Gell Calgary, Alberta	Vice-President, Production	Vice-President, Production of the Administrator. Vice-President, Production and Manager, Production of Thunder Energy Inc. prior to the Arrangement.
Bradley Crowe Calgary, Alberta	Vice-President, Land	Vice-President, Land of the Administrator since October, 2005. Director and Vice President, Land, of Stride Energy Limited from January, 2003 to July, 2005. Prior thereto, from 2000 Vice President, Land of Hadrian Energy Corp.
G.L. (Gerry) Boyer, Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of the Administrator since November, 2005. Operations Manager for First Calgary Petroleums in Algeria from August, 2004 to November, 2005. From December,1999 to July, 2004, consulting Drilling Engineer and Drilling Engineering Coordinator with Talisman Energy.
Mark Franko Calgary, Alberta	Corporate Secretary	Lawyer with Heenan Blaikie LLP since January, 2002. Legal counsel with the Alberta Securities Commission from August, 1999 to December, 2001.

The Board of Directors of the Administrator has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. The members of the audit committee are J.W. (Jack) Peltier (chairman), Colin D. Boyer and Patrick Mills. The members of the compensation committee are James M. Pasieka (chairman), Douglas A. Dafoe and Richard A.M. Todd. The members of the reserves committee are Colin D. Boyer (chairman), Thomas J. Mackay and Patrick Mills. The members of the environmental, health and safety committee are Douglas A. Dafoe (chairman), Stuart J. Keck and Thomas J. MacKay.

Each of the directors, except for Mr. Keck and Mr. Clark, has been a director of the Administrator since the date of its amalgamation on July 7, 2005. Mr. Keck was appointed a director of the Administrator on August 8, 2005 and Mr. Clark was appointed a director of the Administrator on January 19, 2006. Each of the directors of the Administrator will hold office until first annual meeting of the Unitholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Administrator's articles or by-laws. Mr. Peltier has advised the Administrator that he does not intend to stand for re-election as a director at the upcoming annual meeting of the Unitholders.

The directors and officers of the Administrator, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,556,669 Trust Units and 401,785 Exchangeable Shares. This represents approximately 4.6% of the number of Trust Units and Exchangeable Shares outstanding.


THUNDER
ENERGY
TRUST

The directors and officers of the Administrator are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Administrator may become subject to conflicts of interest. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof neither the Trust nor the Administrator is aware of any existing or potential material conflicts of interest between the Trust and the Administrator and a director or officer of the Administrator.

AUDIT COMMITTEE

Audit Committee Charter

The audit committee of the Board of Directors of the Administrator operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Annual Information Form as Schedule "C".

Composition of the Audit Committee

The members of the audit committee are J.W. (Jack) Peltier (Chairman), Colin D. Boyer and Patrick Mills. The audit committee charter requires all members to be financially literate and independent within the meaning of applicable securities laws. All members of the audit committee meet these requirements.

The following sets out the education and experience of each director relevant to the performance of his duties as a member of the audit committee.

J.W. (Jack) Peltier

Mr Peltier has a B.Sc Degree from the Royal Military College of Canada, a Masters Degree in Business Administration from Queens University and he is a Chartered Financial Analyst. His business career includes extensive experience in financial analysis and related matters including employment as an investment analyst, an investment banker and as an executive in several public and private oil and gas companies. He has served on the board of numerous public and private corporations and income trusts. He is presently a member of the audit committee of three TSX listed income trusts, including the Trust, two TSX listed oil and gas companies and one privately owned oil and gas company. In addition he has served as the Chief Financial Officer of Thunder from its founding in March, 1996 to May, 2000.

Colin D. Boyer

Mr. Boyer holds a B.Sc. degree in petroleum engineering and is a registered professional engineer. Mr. Boyer has obtained significant financial experience and exposure to accounting and financial issues as the President and Chief Executive Officer of Birchill Energy Limited and as a director, audit committee member and officer of a number of Canadian based private companies.

Patrick Mills

Patrick Mills is a Professional Engineer with 19 years of related oil and gas experience in the Western Canadian Sedimentary Basin. Mr. Mills has held various senior positions including his most recent tenure as Vice President of Engineering and Operations at Mustang Resources Inc. Mr. Mills is currently the President and CEO of the

newly formed Pegasus Oil and Gas Inc. Mr. Mills is a Professional Engineer and holds a Bachelor of Science Degree in Petroleum Engineering from the University of Alberta.

Pre-Approval Policies

The audit committee charter provides that non-audit services by the Trust's auditors must be pre-approved by the audit committee. The audit committee also pre-approves any audit services and the fees to be paid.

Auditors' Fees

Ernst & Young LLP are the auditors of the Trust. Ernst & Young LLP also served as the auditors of Thunder prior to the completion of the Arrangement. The table below sets out the aggregate fees billed by Ernst & Young LLP to the Trust and Thunder in each of the last two fiscal years.

	Year ended December 31, 2005	Year ended December 31, 2004 (charges to Thunder)
Audit fees	$ 197,500	$ 131,883
Audit-related fees[1]	340,500	108,048
Tax	713,887	106,775
	$ 1,251,343	$ 346,706

Notes:

(1) These fees relate to services consisting of the preparation of prospectus documents and other required securities filings.

RECORD OF CASH DISTRIBUTIONS

The following table summarizes cash distributions made or declared by the Trust to the Unitholders since its inception. **Distributions are not guaranteed. Amounts due and owing under the Credit Facility must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See "Risk Factors".**

Record Date	Payment Date	Distribution per Trust Unit
July 29, 2005	August 15, 2005	$0.15
August 31, 2005	September 15, 2005	$0.15
September 30, 2005	October 17, 2005	$0.15
October 31, 2005	November 15, 2005	$0.15
November 30, 2005	December 15, 2005	$0.15
December 31, 2005	January 16, 2006	$0.15
January 23, 2006	February 15, 2006	$0.15
February 22, 2006	March 15, 2006	$0.15

MARKET FOR SECURITIES

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 12, 2005. The following table sets forth the reported market price ranges and the trading volumes for the Trust Units for the periods indicated, as reported by the TSX.

	Price Range ($)		
Period	High	Low	Trading Volume
July 12 to 31, 2005	$12.65	$11.85	15,450,338
August, 2005	$13.78	$12.09	13,035,576
September, 2005	$13.97	$12.55	10,676,227
October, 2005	$13.64	$11.90	5,525,428
November, 2005	$12.70	$11.35	4,208,830
December, 2005	$12.75	$11.70	5.916,502
January, 2006	$12.13	$11.41	6,415,842
February, 2006	$11.52	$9.94	6,166,382
March 1 to 9, 2006	$10.29	$9.51	1,478,618

RISK FACTORS

An investment in the Trust Units or securities exchangeable into Trust Units, such as the Exchangeable Shares, would be subject to certain risks. Investors should carefully consider the following risk factors:

Dependence on the Administrator

The Trust is an open-end, limited purpose trust that is entirely dependent upon the operations and assets of its direct and indirect subsidiaries. Accordingly, any cash distributions to the Unitholders are dependent upon the ability of the Administrator to meet its interest and principal repayment obligations on the Administrator Notes and to declare and pay distributions or dividends on its common shares. Income is received from the production of oil and natural gas from resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. The Trust, through is subsidiaries, currently conducts oil and natural gas exploration and development activities. If the Administrator is unsuccessful in these activities, the ability of the Administrator to meet its obligations to the Trust may be adversely affected.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which the Administrator has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by the Administrator and may, if deemed appropriate, be used in the future to improve the ability of the Administrator to find, develop and produce oil and natural gas.

Operations

The operations of the Administrator are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries,

loss of life and damage to the property of the Administrator and others. In particular, the Administrator explore for and produce sour natural gas in populated areas, including Northeastern British Columbia. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Administrator. The Administrator has safety and environmental policies in place to protect their operators and employees, as well as to meet the regulatory requirements in those areas where they operate. In addition, the Administrator has liability insurance policies in place, in such amounts as they consider adequate. The Administrator will not be fully insured against all of these risks, nor are all such risks insurable. See "Risk Factors – Insurance".

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Administrator to certain properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond the Trust's control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Administrator may acquire. Any decline in oil and natural gas prices could have an adverse effect on the Administrator's ability to satisfy its obligations under the Administrator Notes and on the amounts, if any, paid to the Trust under any future net profits agreement, and therefore cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Hedging

From time to time the Administrator may enter into agreements to receive fixed prices on their oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Administrator will not benefit from such increases. Similarly, from time to time, the Administrator may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Administrator will not benefit from the fluctuating exchange rate. Accordingly, the ability of the Administrator to meet its obligations to the Trust, and the Trust's corresponding ability to make timely cash distributions to the Unitholders, may be adversely affected. See under heading "Forward Contracts".

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond the Trust's control. The reserve and associated cash flow information set forth herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Trust's actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the applicable independent reserves consultants have used both constant and forecast price and cost estimates in calculating reserve quantities for the Administrator. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the applicable engineering reports. The reserve reports are based in part on the assumed success of activities the Trust intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports.

Declines in the reserves of the Administrator which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. The Trust's competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of the Trust. The Trust's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of the Administrator or its properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Administrator. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Insurance

The Trust's involvement in the exploration for and development of oil and natural gas properties may result in the Trust or its subsidiaries, as the case may be, becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling, the Trust or its subsidiaries, as the case may be, will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Trust or its subsidiaries, as the case may be, may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The Trust currently does not possess business interruption insurance. The payment of such uninsured liabilities would reduce the funds available to the Trust. The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Trust's financial position, including, but not limited to, distributable cash, results of operations or prospects and will reduce income otherwise distributable to the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Administrator, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties, or the establishment by the operator of reserves for such expenses. Accordingly, the ability of the Administrator to meet its obligations to the Trust, and the Trust's corresponding ability to make timely cash distributions to the Unitholders, may be adversely affected.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from many other oil and gas industry participants. Distributions of distributable cash by the Trust in respect of oil and natural gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Administrator will reinvest a portion of their cash flow to fund their exploration and development programs, there can be no assurances that this will prevent a reduction in production and reserve levels.

The Administrator's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Administrator's success in its exploration and development projects, exploiting their reserve base and, if applicable, acquiring additional reserves. Without reserve additions through development or acquisition activities, the Administrator's reserves and production will decline over time as reserves are depleted.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Administrator's ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Administrator is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable cash available for Unitholders may be reduced.

There can be no assurance that the Administrator will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the Trust's oil and gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of return of Unitholders initial investment and a return on Unitholders initial investment.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Distributions

Historical distribution payments of the Trust may not be reflective of future distribution payments, which will be subject to review by the Board of Directors taking into account the prevailing financial circumstances of the Administrator at the relevant time, including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future and that decline may be material. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future. The actual amount distributed, if any, is at the discretion of the Board of Directors. **Cash distributions by the Trust to Unitholders are not guaranteed.**

Investment Eligibility and Mutual Fund Trust Status

It is intended that the Trust qualify at all times as a mutual fund trust for the purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- the Trust Units would cease to be a qualified investment for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans ("DPSP") and registered education savings plans ("RESP") (collectively, "Exempt Plans") under the Tax Act. Where, at the end of a month, an Exempt Plan holds Trust Units that ceased to be a qualified investment, the Exempt Plan, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, trusts governed by an RRSP or an RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units. Where

a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CRA;

- the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax;

- the Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws; and

- Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

Non-Resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of Non-Residents. The Trust Indenture provides that if at any time the Trust or the Administrator becomes aware that the beneficial owners of 40% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Administrator on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. These measures could be adverse to certain Unitholders and may not be effective to avoid the Trust losing its status as a mutual fund trust for the purposes of the Tax Act.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-resident persons of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. It is contemplated that all or substantially all of the property of the Trust will not be property other than taxable Canadian property. Accordingly, the Trust has adopted mechanisms to ensure that the Trust is not maintained primarily for the benefit of non-resident persons. On September 16, 2004, the Minister of Finance (Canada) released certain proposed amendments, which provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. In December, 2004, however, the Minister of Finance (Canada) announced that these particular proposed amendments were not being included in draft legislation that was released at that time and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds. If these proposed amendments are enacted as proposed, and if (i) at any time, more than 50% of the aggregate fair market value of Trust Units were held by non-residents and partnerships other than Canadian partnerships, and (ii) at any time, more than 10% of the fair market value of the property of the Trust is attributable to taxable Canadian property or Canadian resources property, the Trust would thereafter cease to be a mutual fund trust. The proposed amendments do not currently provide any means of rectifying a loss of mutual fund trust status. See "Additional Information Concerning the Trust – Non-Resident Trust Unitholders".


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Income Tax Matters

Generally, oil and gas income trusts including the Trust involve significant amounts of inter-company debt, royalties or similar instruments, generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed against the Trust or the Administrator, it could materially adversely affect the amount of distributions available to the Trust. The Trust and the Administrator believe that the interest expense inherent in the structure of the Trust is supportable and reasonable in light of the terms of the Administrator Notes.

Changes in Legislation and Administrative Practices

There can be no assurances that income tax laws and government incentive programs relating to mutual fund trusts and to the oil and gas industry will not be changed in a manner which materially adversely affects the Trust and the Unitholders (see the discussion under the heading "Risk Factors - Non-Resident Ownership of Trust Units"). There can be no assurance that the CRA will agree with how the Trust calculates its income for tax purposes or that the CRA will not change its administrative practices to the detriment of the Trust or the Unitholders.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as "shares" in the Trust or the Administrator. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders have substantially all of the same protections, rights and remedies as a shareholder would have under the *Canada Business Corporations Act,* except a Unitholder will not have the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". See "Additional Information Concerning the Trust – Distributions to Unitholders" and "Additional Information Concerning the Trust – Trust Unitholder Limited Liability"

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (namely, whether they constitute distributions of income, capital gains or returns of trust capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally non-taxable to a Unitholder who is a resident of Canada for the purposes of the Tax Act (but reduce the Unitholder's adjusted cost base in the Trust Unit for tax purposes).

Interest on the Administrator Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Administrator Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Under recent amendments to the Tax Act, distributions of capital by the Trust to a Non-Resident are subject to a special 15% withholding tax under Part XIII.2 of the Tax Act. A credit mechanism with respect to this tax may apply upon the disposition of Trust Units or similar mutual fund investments. Canadian resident members of Non-Residents that are partnerships may claim this tax as a credit against their income tax under Part I of the Tax Act.

The Trust's sole assets are the Administrator Notes, the common shares of the Administrator and other investments in securities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and natural gas assets held by the Administrator and the Administrator's ability to effect long-term growth in the value


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of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions, including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units Debentures are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Debt Service

Pursuant to a credit agreement dated July 7, 2005 (the "Credit Agreement"), the Administrator has entered into a banking arrangement with a syndicate of three banks led by BMO Nesbitt Burns and including CIBC World Markets and Alberta Treasury Branch. The banking arrangement makes available to the Administrator a credit facility in the aggregate amount of $160 million (the "Credit Facility"). The current facility is available as a revolving facility to April 30, 2008 subject to extension annually with the agreement of the lenders. As at December 31, 2005, a total of approximately $136.4 million was outstanding under the Credit Facility.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Agreement, the lenders may foreclose on and sell the assets of the Administrator and their guarantors.

In connection with and as security for the Credit Agreement, the Trust, the Administrator and the Partnership have entered into a subordination agreement dated July 7, 2005 with BMO Nesbitt Burns on behalf of itself and the other lenders under the Credit Agreement (the "Subordination Agreement"). Under the Subordination Agreement, any and all present and future indebtedness of the Administrator, the Partnership or other subsidiary of the Trust to the Trust itself, including under the net profits interest between the Trust and the Partnership, are postponed and made subordinate to the repayment of amounts owing under the Credit Facility.

Under the Credit Facility and the Subordination Agreement, the Administrator and each of its guarantors, which include the Trust and all of its material subsidiaries, are restricted from making any distributions (including to Unitholders) when (i) a default or event of default under the Credit Facility has occurred and is continuing, (ii) outstanding loans under the Credit Facility exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base, or (iii) a distribution would exceed the calculation of "net free cash flow" (defined as the consolidated net income of the Administrator before the deduction of interest, taxes, depreciation and amortization, minus cash taxes paid and scheduled principal and interest payments).

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest

or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

Permitted Investments

An investment in the Trust should be made with the understanding that the value of any Permitted Investments may fluctuate in accordance with changes in the financial condition of the issuers of the Permitted Investments, the value of similar securities, and other factors. For example, the prices of Canadian government securities, bankers' acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other Permitted Investments in energy related income trusts, companies and partnerships will be subject to the general risks of investing in equity securities. These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors, including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events. The value of Trust Units could be affected by adverse changes in the market values of Permitted Investments.

Regulatory Matters

The operations of the Administrator are subject to a variety of federal and provincial laws and regulations, including income tax laws and laws and regulations relating to the protection of the environment. The operations of the Administrator may require licenses from various governmental authorities. There can be no assurance that the Administrator will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at their projects.

Kyoto Protocol

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. The Kyoto Protocol has now come into effect. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers (including the Trust) which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain. The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of the Administrator.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust and Thunder, prior to the Arrangement, have completed a number of acquisitions to strengthen the Trust's position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and any future acquisitions depends, in part, on

successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Administrator. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Taxation of the Administrator

The Administrator is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture. A portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non–capital losses to reduce taxable income to zero. The Administrator intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non–capital losses carried forward from Thunder, Mustang and Forte, if any, plus resource pools and UCC created by capital expenditures of the Administrator. If there are not sufficient resource pools, UCC and non–capital losses carried forward to shelter the income of the Administrator, then cash taxes would be payable by the Administrator. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against the Administrator, it could materially adversely affect the amount of distributable cash available.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or the Administrator is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to the Trust or the Administrator to be contemplated.

RELATIONSHIPS BETWEEN THE ADMINISTRATOR, ALBERTA CLIPPER, EMBER AND VALIANT

The Administrator has entered into various agreements and arrangements with Alberta Clipper, Ember and Valiant concerning certain of the undeveloped lands and other assets transferred to those companies pursuant to the Arrangement. In general, these consist of various joint operating, joint venture, area of mutual interest and farmin agreements and arrangements that govern the ownership and development of the applicable properties among the parties. The parties have established areas of mutual interest for a period of three years from the effective date of the Arrangement whereby the efforts of the parties in the affected areas will be managed in a joint venture relationship with one or more of the other parties.

Douglas A. Dafoe, Chairman of the Board of Directors of the Administrator, is the Chairman of the Board of Directors and the Chief Executive Officer of Ember and a director of Alberta Clipper. James M. Pasieka, a director of the Administrator, is a director of Alberta Clipper. John M. Clark, a director of the Administrator, is a director of Alberta Clipper. J.W. (Jack) Peltier, a director of the Administrator, is a director of Ember. Colin D. Boyer, a director of the Administrator, is a director of Ember. Richard A.M. Todd, a director of the Administrator, is a

director of Ember. Thomas J. MacKay, a director of the Administrator, is the Chairman of the Board of Directors and the Chief Executive Officer of Valiant.

There are potential conflicts of interest arising from the ongoing relationships of the Administrator, Alberta Clipper, Ember and Valiant and the fact that certain of the directors of the Administrator are also directors or officers of these companies. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA and to the Trust's corporate governance policies. In most cases, these would result in any conflict with Alberta Clipper, Ember or Valiant being resolved by a vote of only those directors of the Administrator who are not also directors or officers of the company with respect to which the conflict has arisen.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as may be disclosed elsewhere in this Annual Information Form or in the documents incorporated by reference herein, none of the directors, officers or principal shareholders of the Trust or the Administrator and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects the Trust, the Administrator or any of their affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young, LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Trust Units and Exchangeable Shares is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

MATERIAL CONTRACTS

The following contracts, copies of which are available under the profile of the Trust on www.sedar.com, were entered into within the last completed financial year and may be considered to be material to the Trust:

(a) the Trust Indenture;

(b) the Administrator Note Indenture;

(c) the Administration Agreement;

(d) the Support Agreement;

(e) the Voting and Exchange Trust Agreement;

(f) the Trust's restricted unit plan;

(g) the DRIP Plan;

(h) the agreement dated July 7, 2005 between the Administrator and BMO Nesbitt Burns concerning the Credit Facility; and

(i) the Subordination Agreement.

Each of the above agreements or documents are described elsewhere in this Annual Information Form, with the exception of the Trust's restricted unit plan. The restricted unit plan authorizes the Trust to grant restricted Trust Units to certain directors, officers, consultants or employees of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder for cash or Trust Units. The restricted unit plan

is an alternative to the non-discretionary incentive bonus plans and unit right incentive plans employed by many other trusts.

INTEREST OF EXPERTS

Reserve estimates contained in this Annual Information Form have been prepared by GLJ. As at December 31, 2005, the effective date of those estimates, and as at the date of this Annual Information Form, the principals and officers of GLJ, as a group, owned, directly or indirectly, no outstanding Trust Units.

The auditors of the Trust are Ernst & Young, LLP, Chartered Accountants. The partners and associates of Ernst & Young LLP do not own, directly or indirectly, any securities of the Trust.

ADDITIONAL INFORMATION

Additional information concerning the Trust may be found under the Trust's profile on SEDAR at www.sedar.com, or by contacting the secretary of the Administrator at the Administrator's head office at 400, 321 – 6th Avenue S.W., Calgary, Alberta. Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities and securities authorized for issuance under equity compensation plans, will be contained in the information circular of the Trust and the Administrator for the annual general meeting of the Unitholders scheduled for May 15, 2006. Additional financial information is provided in the Trust's comparative financial statements and management's discussion and analysis for the year ended December 31, 2005.

SCHEDULE "A" – REPORTS ON RESERVES DATA BY GLJ PETROLEUM CONSUTANTS


THUNDER
ENERGY
TRUST

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Thunder Energy Trust Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 17, 2006	Canada	-	$565,823	-	$565,823

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 23, 2006

ORIGINALLY SIGNED BY

Terry L. Aarsby, P. Eng.
VP Corporate Evaluations

SCHEDULE "B" – REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA


THUNDER
ENERGY
TRUST

Report of Management and Directors
On Reserves Data and Other Information

(Form 51-101F3)

Terms to which a meaning is ascribed in *National Instrument 51-101* have the same meaning in this herein.

Management of Thunder Energy Inc. (the "Administrator"), as the duly appointed administrator of Thunder Energy Trust (the "Trust"), are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Trust's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Administrator has:

(a) reviewed the Administrator's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Administrator's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserve data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Stuart J. Keck"

Stuart J. Keck
President and Chief Executive Officer

(signed) "Brent T. Kirkby"

Brent T. Kirkby
Vice-President, Finance and
Chief Financial Officer

(signed) "Thomas J. MacKay"

Thomas J. MacKay
Director

(signed) "Colin D. Boyer"

Colin D. Boyer
Director

March 10, 2006

SCHEDULE "C" – AUDIT COMMITTEE CHARTER


THUNDER
ENERGY
TRUST

THUNDER ENERGY TRUST

AND

THUNDER ENERGY INC.

AUDIT COMMITTEE CHARTER

I. PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors of Thunder Energy Inc. (the "Corporation"), the administrator of Thunder Energy Trust (the "Trust"), to assist the Board in fulfilling its financial oversight responsibilities with respect to the Corporation and the Trust.

The Committee's primary duties and responsibilities are to:

- Review and approve management's identification of principal financial risks and monitor the process to manage such risks. This includes insurance matters, credit matters and hedging activities, as applicable.
- Oversee and monitor management's processes to ensure compliance by the Corporation and Trust with legal and financial regulatory requirements.
- Oversee and monitor the integrity of the Corporation's and Trust's accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.
- Oversee audits of the Trust's financial statements.
- Oversee and monitor the qualifications, independence and performance of the Corporation's and Trust's external auditors and internal auditing (as applicable).
- Provide an avenue of communication among the external auditors, management, the internal auditing personnel (as applicable), and the Board of Directors.
- Report to the Board of Directors regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II. AUTHORITY

Primary responsibility for the Corporation's and Trust's financial reporting, accounting systems and internal controls is vested in senior management of the Corporation and is overseen by the Board of Directors. The Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine if the Trust's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management of the Corporation is responsible for preparing the Trust's financial statements and the external auditors are responsible for auditing those financial statements. The Committee has an oversight responsibility over management and over the external auditors in these respects.

The Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the external auditors and with internal audit personnel.

III. COMPOSITION AND MEETINGS

Composition

The Committee shall consist of a minimum of three Directors appointed by the Board. Each member of the Committee shall be independent and financially literate. The duties and responsibilities of a member of the Committee are in addition to his or her duties and responsibilities as a Director. The Committee refers to *Multilateral Instrument 52-110 – Audit Committees* for definitions and guidance as to the meanings of "independence" and " financial literacy".

Appointment of Members

Committee members, including the Chairman of the Committee, shall be appointed at the first meeting of the Board held after each annual meeting of the unitholders of the Trust, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Meetings

The Committee shall meet at least quarterly to review the interim and year end financial results of the Corporation and the Trust. The Chairman of the Committee may call additional meetings as required including meetings with the external auditors to review and approve the annual audit plan and to receive

the report of the external auditors. In addition, a meeting may be called by the Board Chairman, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chairman of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

The Chairman shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared meeting materials are circulated to the members with sufficient time for study prior to the meeting. The Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chairman or by a majority of the members of the Committee.

The Committee may, by specific invitation, have other resource persons in attendance.

The President & Chief Executive Officer, the Vice-President & Chief Financial Officer and the head of internal audit (as applicable) are expected to be available to attend the Committee's meetings or portions thereof.

Notice of Meeting

Notice of the time and place of each Committee meeting may be given orally, in writing, by electronic communication, or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum.

Minutes

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

The full Board of Directors shall be kept informed of the Committee's activities by a report following each Committee meeting.

IV. RESPONSIBILITIES

Annual Financial Statements

1. Review prior to any public disclosure and make a recommendation to the Board in respect of the Trust's:

   a) Annual audited financial statements and the notes thereto and any related documents. Such review shall include discussions with management and the external auditors as to:

      (i) the accounting policies of the Corporation and Trust and the accounting principles used and any changes thereto;

      (ii) the effect of significant judgments, accruals and estimates;

      (iii) the manner of presentation of significant accounting items;

      (iv) the consistency of disclosure;

      (v) any major issues as to adequacy of the internal controls of the Corporation or Trust and any special steps adopted in light of material control deficiencies;

      (vi) the use of off-balance sheet financing or unusual transactions including management's risk assessment and adequacy of disclosure;

      (vii) the external auditors' audit examination of the Trust's financial statements and their report thereon;

      (viii) any significant changes required in the external auditors' audit plan;

      (ix) any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information; and

      (x) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

   b) annual management's discussion and analysis; and

   c) press releases relating to financial matters.

Interim Financial Statements

2. Review prior to any public disclosure and make a recommendation to the Board in respect of the Trust's:

   a) interim unaudited financial statements and the notes thereto and any related documents;

   b) interim management's discussion and analysis;

c) quarterly earnings press releases; and

d) the interim review letter of the Trust's external auditors.

Other Financial Filings and Public Documents

3. Review and discuss with management financial information, including press releases dealing with financial matters, the use of "pro forma" or non-GAAP financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies) and consider whether the information is consistent with the information contained in the financial statements of the Trust.

4. Review and be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements and periodically assess the adequacy of those procedures.

5. Co-ordinate with the Reserves Committee with respect to the release of information on independent reserves valuations and related matters.

Internal Control Environment

6. Ensure that management and the head of the internal audit provide department (if any) to the Committee an annual report on the control environment of the Corporation and the Trust as it pertains to the financial reporting process and controls.

7. Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation and the Trust.

8. Review significant findings prepared by the external auditors and the internal audit (as applicable) together with management's responses.

9. Review in consultation with the internal audit personnel (as applicable) and the external auditors the degree of coordination in the audit plans of the internal audit (as applicable) and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10. Review policies and procedures with respect to officers' and directors' expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by any internal audit or the external auditors.

11. Review all related party transactions between the Corporation or the Trust and any officers or directors of the Corporation, including affiliations of any officers or directors.

12. Review legal and regulatory matters that may have a material impact on the interim or annual financial statements and compliance with financial continuous disclosure requirements of applicable laws and regulations.

13. Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal audit or the external auditors.

14. Review with the President & Chief Executive Officer, the Vice-President & Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the internal controls and procedures for financial reporting which could adversely affect the ability of the Corporation and the Trust to record, process, summarize and report financial information required to be disclosed by the Trust in the reports that it files under all applicable laws and regulations, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the internal controls and procedures for financial reporting.

External Auditors

15. Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation of the Trust. The external auditors shall report directly to the Committee.

16. Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

17. Review and discuss with the external auditors at least quarterly:

    a) all critical accounting policies and practices to be used;

    b) all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

    c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

18. Review and discuss with the external auditors at least annually:

    a) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues; and

    b) To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation or Trust.

19. Review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation, the Trust and their affiliates in order to determine the

external auditors' independence, including, without limitation, (i) receiving and reviewing a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, the Trust and their affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

20. Review and evaluate:

 a) the external auditors' and the lead partner of the external auditors' team's performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the unitholders of the Trust or regarding the discharge of such external auditors;

 b) the terms of engagement of the external auditors together with their proposed fees;

 c) external audit plans and results;

 d) any other related audit engagement matters; and

 e) the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, if any, on the independence of the external auditors.

21. Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 15 through 18, evaluate the external auditors' qualifications, performance and independence, including whether or not the external auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

22. Review and approve the hiring policies for the Corporation's hiring of partners, employees and former partners and employees of the present and former external auditors.

23. Consider and review with the external auditors, management and the head of internal audit (as applicable):

 a) significant findings during the year of the internal or external audit and management's responses and follow-up thereto;

 b) any difficulties encountered in the course of the external audit, including any restrictions on the scope of the external auditor's work or access to required information, and management's response;

 c) any significant disagreements between the external auditors or internal auditors and management;

 d) any changes required in the planned scope of the external audit plan;

e) the resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors; and

f) the internal audit department mandate (as applicable).

Internal Audit Department (if applicable)

24. Meet on a periodic basis separately with the head of internal audit.

25. Review and concur in the appointment, replacement, reassignment, or dismissal of the head of internal audit.

26. Confirm and assure, annually, the independence of the internal audit department and the external auditors.

Approval of Audit and Non-Audit Services

27. Review and approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in applicable legislation and regulations which are approved by the Committee prior to the completion of the audit).

28. Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

29. Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 27 through 30. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

30. The Committee may establish policies and procedures for the pre-approvals described in paragraphs 27 and 28, so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation of the Committee's responsibilities under the applicable legislation and regulations to management.

Other Matters

31. Ensure that the Corporation's presentations on net proven reserves have been reviewed with the Reserves Committee of the Board.

32. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation or the Trust, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters.

33. Meet on a periodic basis separately with management.

34. Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

35. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

36. Perform such other functions as required by law, the Corporation's mandate or bylaws, or the Board of Directors.

37. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.